AMENDMENT 1

This amendment (the “Amendment”) between the parties signing below (“Parties”) amends the Existing Agreement as of February 1, 2022 (the “Effective Date”):

Term	Means
“Existing Agreement”	The Restated Marketing Agreement between ALPS and Trust, dated April 16, 2018

“ALPS”	ALPS Fund Services, Inc.

“Trust”	The Select Sector SDPR® Trust

Except as amended hereby, all terms of the Existing Agreement remain in full force and effect. This Amendment includes the amendments in Schedule A and general terms in Schedule B.

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed by their duly authorized representatives.

ALPS Fund Services, Inc.		The Select Sector SPDR® Trust

By:	/s/ Kenneth Fullerton	By:	/s/ Ellen M. Needham
Name:	Kenneth Fullerton	Name:	Ellen M. Needham
Title:	Authorized Representative	Title:	President

Schedule A to this Amendment

Amendments

As of the Effective Date, the Existing Agreement is amended as follows:

1.	Section 4 (Compensation and Marketing Budget) is deleted in its entirety and replaced with the following Section 4:

“4.	Compensation and Marketing Budget.

Subject to the terms and conditions of the 12b-1 Plans, each Fund will pay to ALPS a fee for its services hereunder, calculated daily and payable monthly, equal to such Fund’s allocable portion or the aggregate fees payable by the Funds, as follows:

(a) 0.015% per annum of the aggregate daily net assets of all Funds (“Aggregate Net Assets”) up to $100 Billion;

(b) 0.010% per annum of the Aggregate Net Assets over $100 Billion and up to $200 Billion; and

(c) 0.008125% per annum of the Aggregate Net Assets over $200 Billion.

Such fees shall be allocated by the Distributor among the Funds subject to this Agreement pro rata in accordance with the average daily net assets of the respective Funds the method of such allocation to be subject to the annual review and approval of the Board of Trustees of the Trust.

ALPS will provide an annual marketing budget of $150,000 and 0.0025% of Aggregate Net Assets between $4.5 Billion and $20 Billion for the production of marketing materials and promotional items in association with the sales and marketing of the Trust’s Shares; no marketing budget will be provided for Aggregate Net Assets over $20 Billion.”

Schedule B to this Amendment

General Terms

1.	Capitalized terms not defined herein shall have the meanings given to them in the Existing Agreement.

2.

The Parties’ duties and obligations are governed by and limited to the express terms and conditions of this Amendment, and shall not be modified, supplemented, amended or interpreted in accordance with, any industry custom or practice, or any internal policies or procedures of any Party. This Amendment (including any attachments, schedules and addenda hereto), along with the Existing Agreement, as amended, contains the entire agreement of the Parties with respect to the subject matter hereof and supersedes all previous communications, representations, understandings and agreements, either oral or written, between the Parties with respect thereto.

3.

This Amendment may be executed in counterparts, each of which when so executed will be deemed to be an original. Such counterparts together will constitute one agreement. Signatures may be exchanged via facsimile or electronic mail and signatures so exchanged shall be binding to the same extent as if original signatures were exchanged.

4.

This Amendment and any dispute or claim arising out of or in connection with it, its subject matter or its formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the laws of the same jurisdiction as the Existing Agreement.